




# Forever Sustainable Transportation
## environmentally and financially

# Cautionary Notes

*Forward-looking Statement Disclaimer*

This presentation contains "forward-looking statements" within the meaning of the term set forth in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements or expectations regarding management's ability to position the Company to fulfill its significant potential for future growth and profitability, the Company's ability to implement its technology in full-scale applications, the Company's ability to fund its operations, the Company's ability to execute expansion, the Company's ability to foster and develop relationship with entities in the transportation space, expectations relating to the Company's performance and effectiveness of its leadership teams expected to work in transportation markets, ability to compete well in transportation markets, and other related matters. These statements reflect the Company's current views of future events and financial performance and are subject to a number of risks and uncertainties, including its ability to raise enough capital to fund its operations and complete the development of its technology, ability to implement strategic initiatives and business plans. Actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements. Additional risks and uncertainties that could cause or contribute to such material differences include, but are not limited to the loss of pending or future bids for new business, termination of vendor or partner relationships, cost increases and project cost overruns, unforeseen schedule delays, poor performance by its subcontractors, cancellation of projects, competition, failure to attract and retain highly-qualified personnel, changes in the economic and social and political conditions in the United States.

Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's filing with the SEC. Any forward-looking statement speaks only as of the date of this presentation. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and you are cautioned not to rely upon them unduly.

# World's 2ⁿᵈ Largest Market (Transportation) Has Problems

**Traffic wastes time and resources**
- 8.8 billion hours (1 million years!) annually in the U.S. alone

**It's dangerous**
- #1 cause of death of 5 to 29-year olds
- 1.35 million deaths annually worldwide

**It's polluting**
- Largest single source of carbon



**And it's getting worse**
- Number of vehicles is doubling every 20 years
- Running out of space for roads and parking

**Transit should be the solution, but it's not working**
- Prohibitively expensive, decade long projects
- Slow, inconvenient and uncomfortable

# Swift Rails' Bold Concept

*Forever Sustainable Transportation*



Eliminate transportation related fatalities and injuries

Solve one third of climate change

Make transportation access more equitable

Radically lower cost for cities, vastly expanding the use of transit

Fast, comfortable, on-demand service

Create more greenspace by reducing need for roads and parking

Greatly reduce transportation footprint  with zero-emission, quiet, ultra-light vehicles

# Swift Rails Key Differentiators



Highly efficient operation, forever sustainable financially

On-demand service more convenient than fixed schedules

Fastest trip time - only stop at your destination

Designed for safety - no at-grade crossings, closed system, semi-autonomous vehicles

Tiny footprint uses about 500 times less space than roads and parking

Right-sized vehicles match the demand of each trip

Environmentally friendly – zero emissions, quiet, elevated

# Swift Rails is a Better Way to Travel...

**5 Times Faster**
On-demand, no wait

**Comfortable**
Private vehicle, first class seat

**Exceptionally Safe**
1,000+ times safer than cars

**Resilient**
Weather, airborne illness



**40 Times Less Expensive**
to build vs. light-rail

**Lowest Cost Per Mile**
vs. transit, bus, car

**Sustainable**
electric zero-emissions, small footprint

**Select Your Destination, Relax and it Takes You Right There**
No traffic, no parking, no waiting at other stops

# Current Light-Rail vs. Swift Rails

*Cars are undergoing a revolution and it's time transit did as well*



**100,000 lbs**

**vs**

**600 lbs**

SWIFT Rails

**Confusing maps, transfers and schedules**

**vs**

**Simple - direct travel on-demand**

**vs**

**Our elegant solutions to these and other issues will *EXPAND* transit use**

# Our Smarter Design Makes Transit Profitable



operating profit

Semi-Autonomous

mostly autonomous system requires far fewer employees

On-demand

moving vehicles only when there is demand cuts expensive waste

**All public transit systems currently lose money**

Ultra-light vehicles

enable radically cheaper infrastructure and lower cost to move



operating loss

# On-Demand and Point to Point Travel

Hail with App


SWIFT Rails
8 Clarkson Ave, Postdam, NY 13676
01:34
Find A Ride!
Ride has been confirmed!
Cheel Arena
Clarkson University CAMP Loading Dock
Your ride will arrive in 10 seconds.

Goes directly to your stop with no stops in between



Highly Efficient Traffic Flow

5x Faster than Conventional Transit (don’t stop at other people’s stops)

Much more Convenient and Comfortable (like your own car)

Eliminate parking hassles and costs

# Swift Rails Makes Transit Profitable

*The choice for cities is clear*

|  | Conventional Light-Rail | Swift Rails |
|---|---|---|
| Cost to Build (24-mile system) | $ 4 Billion | $ 180 million |
| Annual Fare Revenue | $ 25 million | $ 25 million |
| Estimated Annual Profit Share (Cost) to City | ($ 60 million) | $ 2 million |

**This decision will impact the next 30 years**

# A Tale of Two Cities

**Year 1**
Decide to build 24-mile, 20 station system

**Years in between**

**Year 30**

## City 1



$4 billion capital cost
7 years until operation



**$60 million annual operating loss**



Still only 24-mile, 20 station system
Need to increase taxes to upgrade infrastructure (or replace system with Swift Rails)

## City 2



$180 million capital cost
2 years until operation

**$2 million annual profit share to city**
System is fully maintained
Size of system network expands
   - changes with the city
   - utility to riders improves
Ridership grows
Revenue and profits grow
Further expansion



Updated 360-mile system
1,500 stations
Most of city connected
Very high utility for riders
High ridership levels
Roads become less congested
More greenspace, less pavement
**$30 million annual profit**

# At Scale Everyone Benefits Even More

**At Year 30 across 4,200 cities:**



 **Municipal Annual Savings**  $3.9 trillion

 **Individuals Annual Savings**  $8.3 trillion

 **Swift Rails Annual Profit**  $945 billion

**Collectively**

Tens of millions fewer injuries and deaths

Zero emissions (gigatons of carbon reduction)

Improved land use and resiliency

Billions of hours in saved time

# Least Expensive Now - Improves at Scale



Avg Cost to Provide 1-mile Trip

$1.69 — Light Rail
$1.53 — Bus Rapid Transit
$1.06 — Commuter Rail
$0.70 — Personal Car [1]
$0.26 — Swift Rails Now [2]
$0.11 — Swift Rails at Scale [2]

1) All-in cost - does not include the cost of building and maintaining roads or the value of land required for roads and parking
2) Estimated forecasts – forever maintenance included, assumes subsidized initial capital costs similar to other transportation

# Huge New Space - No Established Competition

*SWIFT Rails has the best design and the lowest costs*

Most Economical

**Legend**

Vehicle Privacy & Comfort

**SWIFT Rails**

Metrino

Modutram

Glydways[1]

Transit-X

Skyway

Skytran[2]

Least Economical

Slowest

Fastest

**Our big key advantages:**

- Passenger focused design, "first-class" comfort; privacy
- Engineered for high performance and low cost
- Small, flexible footprint
- Very strong team with proven experience selling to MPOs, governments, universities and international markets

**Others see the opportunity, none are well established**

1. Have raised $70+ million, estimated $200 million valuation, from Khosla Ventures, New Science Ventures, Gates Frontier and ACS Group
2. Have raised $10+ million; ~$100M valuation with no operating installations; former Google CEO Eric Schmidt is an investor through his VC firm Innovation Endeavors

# Growing Interest

**Big hit at conventions**
- National Smart City Connect
- NYS Innovation Summit

**Customer, Political and Transit Agencies**
- Ongoing discussions and interest from several cities and tourist areas
- Congressional support and project funding
- One of world's largest transit agencies supporting our development

**Award winning**
- International Transportation and Automotive Summit
- Smart City Startup Challenge Finalist
- Fan favorite, Clarkson University Technology Showcase



# Current Technology Status – Working as Designed

| Desired Future of Transportation | Conceptualized | Designed | Built | Tested | Results |
|---|---|---|---|---|---|
| Lower cost to build | ✓ | ✓ | ✓ | ✓ | 10 to 100X less – avg 40x |
| Faster to destination | ✓ | ✓ | Partial | Partial | 5X faster |
| Safer | ✓ | ✓ | Partial | Partial | 100X safer |
| More sustainable | ✓ | ✓ | ✓ | Partial | 20X more energy efficient |
| More resilient | ✓ | ✓ | ✓ | Partial | Better for snow, flooding, earthquakes, COVID |
| Convenience | ✓ | ✓ | ✓ | ✓ | Greater comfort, point-to-point delivery, on-demand, semi-autonomous |
| Land use improvement | ✓ | ✓ | Partial | Partial | 500X less surface land required |

# Progress to Date

Built a test track, multiple vehicles, switch, developed remote control capability, production process

Raised $874,000 from 480 investors – $1.3 million in total funding (incl. grants, tax credits)

USPTO to award first patent in September 2023 for fourteen claims. Additional claims on continuation and additional patent filings on new technology

In discussions with several locations in the U.S. and one in the U.K.

Developed partnerships that deeply enhance key capabilities and enable scaling:



**Motors, Technology & Support**



**Vehicle Interior & Technology**



**Manufacturing & Supply Partner**

# Use of Proceeds

**Now that we have system that works and is patented, we need to get it to market. We are seeking funding primarily to accelerate business development**

## Targeted Activities

- Business development
  - Cities, greenways and parks
  - Small nations
  - Tourism, entertainment, campuses
- Further product development
- Enhancements to manufacturability
- Expand patent portfolio



**Use of Proceeds**

Materials 12%

General & Administrative 8%

Design & Engineering 30%

Business Development 50%

**Flexible cost structure allows us to adapt**

*SWIFTRails.com*

# Seasoned Executive Team



### Chief Executive Officer– Kevin Neumaier, PE
Previously CEO of a $169M publicly traded global environmental and engineering consulting company Led 1,600 global employees with projects in over 100 countries to record-setting revenue and profitability. Designed a ride-sharing program that was sold to 42 U.S. transit agencies and MPOs



### Chief Design Officer – James Enright
Quick taking theories to invent physical products, excellent manufacturing knowledge
Wide range of vehicle systems experience, including electric and hydraulics



### Chief Operating Officer – Tony Gale, MBA, PMP, ITIL
Experienced in all aspects of transportation hardware, software and SaaS for Transit
Successfully scaled a ride-sharing startup offering services to over 10 million people



### Chief Financial Officer – Daryl Anderson, CFA
Experienced with complex financial structures and financial risk management
Former investor relations and business advisor to multiple publicly traded firms



### Chief Safety Officer – Mark Cotter, CSP, CIH
Over 30 years of global Environmental, Health and Safety experience
Permitting expert at federal, state and local level



**Globally recognized sustainability experts**

**Successfully scaled a transportation start-up**

**Extensive transportation experience**

**Experience doing business in over 100 countries**

**Successfully led large global enterprise**



### Board Member – Andreas Calianos
Over 35 years of global private equity, advisory and start-up experience.

Served as Divisional Director at the $90 billion Infrastructure and Real Assets division of Macquarie Group





Supplemental Information




# Changing the Transit Equation

| | Conventional Transit | SWIFT Rails | Improvement[2] |
|---|---|---|---|
| All-in Capital Cost Per Mile[1] | $40 million to $2.0 billion[3] | $6 million to $12 million | 7 to 167 times cheaper |
| Construction Start to Finish | 5-7 years + | Built in months | 7 times faster |
| Disruption Time Per Street Crossing | 6 months to 2 years | 8 hours | 1,300 times faster |
| Ongoing Maintenance Cost to Public | Significant operating subsidy required | None; operates profitably | Infinitely better |
| Trip Time | Stops at everyone else's stop | Point to point (your stop only) | 5 times faster |
| Emissions | Low | Zero | Very substantial |
| Applicable Terrain | Very limited | Its nimble, build almost anywhere | Expands how transit is applied |
| Flexibility | Very difficult to expand | Easy to add stops, expand lines | Everyone can connect |
| Affordability | Only large cities can afford | Small cities, large campuses, venues | Enables widespread adoption |

1. All-in Capital Costs Per Mile includes two-way track and all vehicles
2. Percentage calculations taken from midpoints; 10 months used for "Start to Finish"
3. MacKechnie, Christopher. "How Much Do Rail and Transit Projects Cost to Build and Operate" ThoughtCo, Aug. 22, 2019, https://www.liveabout.com/rail-transit-projects-costs-2798796

# Why We Expect Widespread Adoption

**Potential rider response hugely positive:**

- 89% would use it instead of their car
- 84% would use it regularly
- 80% love the design of the vehicle
- 96% are willing to pay



**Transportation professionals like the idea just as much:**

- Enthusiastic MPO, transit agency, mission driven organizations support
- Urban planners and engineers really like it
- Cities get a self-financing solution

Survey results from 114 students, faculty and staff taken at Clarkson University

# Non-stop is Better

| Mode | Begin Trip | A | B | C | D | E | F | G | H | Distance | Average Trip Time |
|------|-----------|---|---|---|---|---|---|---|---|----------|-------------------|
| Swift Rails | Hail your personal vehicle like an Uber, so it is ready when you are (*No waiting*). | Get in | Uninterrupted travel at maximum safe speed | | | | | | Arrive, exit vehicle | 6 miles | **8 minutes** |
| Transit | Get to the stop, wait for the train or bus to arrive | Get in | Stop at B | Stop at C | Stop at D | Stop at E | Stop at F | Stop at G | Arrive, exit vehicle | 6 miles | **45 minutes** |
| Car | Walk to your car | Get in | Get on road, deal with traffic, distracted drivers, lights, stop signs, pedestrians, cyclists, animals and then look for parking | | | | | Park car, walk | Arrive | 6 miles | **25 minutes** |



24

# Superior Vehicle Design



**Very low rolling resistance**

- Hard polyurethane wheels rolling on tubular steel track
- Vehicle and passengers can be pushed with one finger!

**Great aerodynamics**

- Low drag coefficient and small frontal cross-sectional area

**Ultra lightweight vehicles**

- 8x lighter than average car
- 134x lighter than average light-rail car

**Extremely energy efficient vehicles**

- 100 mph speed possible at 5hp
- Faster acceleration for the energy expended
- Light weight (lowest-cost) elevated rail

# Minimal Footprint

Many downtowns devote over 50% of real estate to roads and parking

**Uses 400 ft² per mile vs. 116,000 ft² for roads**
 (1 parking spot)          (2 football fields)

**Reduces need for parking**



28"

10" diameter






# Overwhelmingly Positive Feedback



"Wow! Wow! Wow!!"

"I would love to take this to work everyday!"



"Wow, this is comfortable!" – 6'5" Thomas Murdock



"I love this!  We need one in (my city) !"




SWIFT Rails




SWIFT RAILS
Hassle Free
Transportation
Potential Niagara Falls Line
SWIFT Rails
Ride Above Traffic Congestion
Get There 5 X Faster
SWIFT Rails
www.swiftrails.com









# Contact Info & References

*Kevin Neumaier CEO*
*kneumaier@swiftrails.com*

*Daryl Anderson CFO*
*danderson@swiftrails.com*

Swift Rails' Impact Statement: **World Changing Impact by rethinking transportation**

| Slide | Reference |
|---|---|
| 3 | https://static.tti.tamu.edu/tti.tamu.edu/documents/mobility-report-2019.pdf<br>https://wardsintelligence.informa.com/WI058630/World-Vehicle-Population-Rose-46-in-2016<br>2017 EPA numbers https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions<br>U.S. Department of Transportation, 2012<br>IEA 2016 |
| 13 | https://afdc.energy.gov/files/u/publication/2022%20Public%20Transportation%20Fact%20Book.pdf?58044152fe<br>https://www.transit.dot.gov/sites/fta.dot.gov/files/2021-11/2020%20National%20Transit%20Summaries%20and%20Trends.pdf<br>https://research.ark-invest.com/hubfs/1_Download_Files_ARK-Invest/White_Papers/Self-Driving-Cars_ARK-Invest-WP.pdf?utm_referrer=https%3A%2F%2Fresearch.ark-invest.com%2F<br>Light rail, bus rapid transit, commuter rail cost =(average fare / average trip length) / average farebox recovery ratio |